SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2004
                       Commission File Number: 000-30735

                            Rediff.com India Limited
                (Translation of registrant's name into English)

        1st Floor, Mahalaxmi Engineering Estate, L.J. Road #1, Mahim (W)
                    (Address of principal executive office)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F |X|     Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes |_|           No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    .)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Rediff.com India Limited
                                            (Registrant)
Date: October 6, 2004

                                          By: /s/ Joy Basu
                                             --------------------------------
                                             Name:  Joy Basu
                                             Title: Chief Financial Officer

[Graphic omitted]

         Rediff.Com India Limited
         1st floor, Mahalaxmi Engineering Estate, L.J. Road # 1, Mahim (W), Mumbai - 400 016. Tel: (022) 2444 9144, Fax: (022) 2445 5346.
         Web site: www.rediff.com


                                  News Release
                                  ------------

        Rediff.Com Appoints Financial Expert As New Independent Director

Mumbai, India, September 29, 2004
Rediff.com India Limited (Nasdaq: REDF), one of the premier worldwide online providers of news, information, communication, entertainment and shopping services announced the appointment of Sridar A. Iyengar as an Independent Director to its Board. Mr. Iyengar will also head the Board's Audit Committee.

Mr. Iyengar is currently the President of TiE (The Indus Entrepreneurs) in Silicon Valley and a member of their global Board of Trustees. He also serves on the Board of Infosys Technologies Limited (NASDAQ: INFY) as an Independent Director and serves on their Audit committee. He is also on the board of Progeon and the American India Foundation. He advises many early stage technology companies in the US and India.

He retired as the Partner-in-Charge of KPMG's Emerging Business Practice. He has had a number of leadership roles during his 34-year stay within KPMG's global organization. He has the unique distinction of having worked as a partner in all three of KPMG's regions - Europe, America and Asia Pacific -- as well as in all four of KPMG's functional disciplines -- assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG's India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG's Asia Pacific practice. Prior to that, he headed up the International Services practice in the West Coast. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002.

Mr. Ajit Balakrishnan, Chairman of the Board at Rediff.com India Limited said, "The Board welcomes Mr. Iyengar and looks forward to benefit from his wisdom and guidance."

Sridar A. Iyengar is the Fellow of the Institute of Chartered Accountants in England and Wales, holds Bachelor Degree in Commerce (Honors) from University of Calcutta and has attended the Executive Education course at Stanford.

About Rediff.com
Rediff.com (Nasdaq REDF) is one of the premier worldwide online provider of news, information, communication, entertainment and shopping services for Indians.

Known for being one of the first with news and providing accurate and trustworthy information, Rediff.com provides an ideal platform for Indians worldwide to connect with one another online fast. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Rediff.com additionally offers the Indian American community one of the oldest and largest Indian weekly newspapers, India Abroad.

Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbour
Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the US and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and it's subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

For further details contact:

Debasis Ghosh
Rediff.com India Limited
Tel.: 91-22-24449144. Extn.: 266.
E-mail: investor@rediff.co.in